SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY OF THE DECISIONS

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S.A. (“Company” or “Eletrobras”) in compliance with the provisions of subsection III of article 30 of CVM Instruction 480/2009, hereby informs to the Shareholders and the market in general the Summary of Decisions taken at the 171st Shareholders’ Extraordinary General Meeting held on this date.

The Shareholders attending the 171st Shareholders’ Extraordinary General Meeting decided:

1. To approve the rectification of item 1 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 421/2016, as amended by Ordinance MME number 246/2018, provided that until the transfer of the Distributor to the new controller all the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the said Distributor without any contribution of resources, for any reason by Eletrobras;

2. To approve the rectification of item 4 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Centrais Elétricas de Rondônia S.A (hereinafter referred to as "Ceron") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 422/2016, as amended by Ordinance MME number 246/2018, provided that until the transfer of the Distributor to the new controller all the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the said Distributor without any contribution of resources, for any reason by Eletrobras;

3. To approve the rectification of item 7 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Boa Vista Energia S.A (hereinafter referred to as "Boa Vista Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 425/2016, as amended by Ordinance MME number 246/2018, provided that until the transfer of the Distributor to the new controller all the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the said Distributor without any contribution of resources, for any reason by Eletrobras;

SUMMARY OF THE DECISIONS

4. To approve the rectification of item 10 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 420/2016, as amended by Ordinance MME number 246/2018, provided that until the transfer of the Distributor to the new controller all the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the said Distributor without any contribution of resources, for any reason by Eletrobras;

5. To approve the rectification of item 13 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética do Piauí (hereinafter referred to as "Cepisa") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 423/2016, as amended by Ordinance MME number 246/2018, provided that until the transfer of the Distributor to the new controller all the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the said Distributor without any contribution of resources, for any reason by Eletrobras;

6. To approve the rectification of item 15 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 424/2016, as amended by Ordinance MME number 246/2018, provided that until the transfer of the Distributor to the new controller all the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the said Distributor without any contribution of resources, for any reason by Eletrobras;

SUMMARY OF THE DECISIONS

7. Item impaired by the approval of items 1 to 6

8. To Elect WALTER BAERE DE ARAÚJO FILHO as an effective member for the Company's Board of Directors, to fulfill the remainder of the term of Mr. Esteves Pedro Colnago Júnior, a former member appointed by the Ministry of Planning, Development and Management, who resigned from office;

9. To elect EDUARDO COUTINHO GUERRA as an effective member of the Company's Fiscal Council and, MÁRCIO LEÃO COELHO, its respective alternate, pursuant to Article 50, I of the Company's Bylaws.

Rio de Janeiro, July 30, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.